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                            May 28, 2021

       Norman E. Snyder
       Chief Executive Officer
       Reed's, Inc.
       201 Merritt 7
       Norwalk, CT 06851

                                                        Re: Reed's, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-32501

       Dear Mr. Snyder:

               We have reviewed your May 20, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 11, 2021 letter.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis
       Results of Operations - Year Ended December 31, 2020, page 34

   1. We note from your response to comment 1 that you consider gross sales to be a non-
                                                        GAAP measure. You
indicate gross sales is calculated by add backing promotional expense to net sales in
the period the related revenue is recorded to arrive at the non-
                                                        GAAP measure. Please be
advised the presentation of a non-GAAP measure that
                                                        substitutes
individually tailored revenue recognition and measurement methods for those of GAAP is not
appropriate and should not be presented. In this regard, please revise to remove your
presentation of the non-GAAP measure, gross sales, from the filing. Refer to Question 100.04 of
the SEC's Division of Corporation Finance C&DIs on the use of
                                                        non-GAAP measures.
 Norman E. Snyder
Reed's, Inc.
May 28, 2021
Page 2

       You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters or with any other questions.



FirstName LastNameNorman E. Snyder                         Sincerely,
Comapany NameReed's, Inc.
                                                           Division of
Corporation Finance
May 28, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName